March 28, 2025

Lowell Holden
Chief Financial Officer
Skkynet Cloud Systems, Inc.
2233 Argentia Road, Suite 302
Mississauga, Ontario
Canada L5N 2X7

       Re: Skkynet Cloud Systems, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2024
           Form 10-Q for the Fiscal Quarter Ended January 31, 2025 Response dated March 27, 2025
           File No. 000-54747
Dear Lowell Holden:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology